

Rule 12g3-2(b) File No. 82-34825

12.05.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosure;

Press Release on pricing of the Founders and Usufruct Shares

File No : 82 - 34825

AKBANK T.A.S.
Press Release

In accordance with the Board of Directors decision of 2nd May 2005, the information regarding;

- The buy-back of 2,538 founders and usufruct shares with the Bank's extraordinary reserves and after the buy-back, the retirement of these shares,

- The application to the Commercial Court for the valuation of these shares to be conducted by an accredited third party, in line with article 311 of the Commercial Code,

was made public.

The procedures related to our application to the Istanbul 2nd Commercial Court have been finalized as of today and the value of one founder and usufruct share has been determined as TRY 403,248 in accordance with the analysis report of the accredited third party.

As we communicated before, we have also appointed Deloitte Touche and Tohmatsu, as the independent appraiser company for the valuation. According to DTT's appraisal, the valuation is determined as TRY 415,576.

The value proposed for each founders and usufruct share at the extraordinary shareholders and founders assembly will be TRY 403,248 according to the Commercial Code.

We expect the procedures to be completed by the end of June 2005.

Interested parties can obtain a copy of the valuation report of Deloitte Touche and Tohmatsu from the IR department of Akbank. (investor.relations@akbank.com)